November 20, 2013

U.S. Securities and Exchange Commission	Via Electronic Transmission

Division of Corporate Finance
100 F Street NE
Washington, DC  20549
Attn:       Kathryn McHale
                Senior Staff Attorney

Re:                             First Internet Bancorp
Registration Statement on Form S-1
Filed September 30, 2013;
Amended November 4, 2013, November 18, 2013 and November 21, 2013
File No. 333-191475

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration by the U.S. Securities and Exchange Commission of the effective date of the Registration statement on Form S-1 (Registration No. 333-191475) (the “Registration Statement”) of First Internet Bancorp (the “Company”).  We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on November 21, 2013, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our legal counsel by calling David Worrell or Joshua Colburn of Faegre Baker Daniels LLP at +1 317 569 4882 or +1 612 766 8946, respectively.

On behalf of the Company, I acknowledge that:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Commission staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

FIRST INTERNET BANCORP

By:	/s/ Kay E. Whitaker
Kay E. Whitaker
Senior Vice President, Chief Financial Officer and Secretary

cc:                                Jessica Livingston, Staff Attorney
David C. Worrell, Faegre Baker Daniels LLP
Joshua L. Colburn, Faegre Baker Daniels LLP